Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

Internal Memorandum Date: April 14, 2008

To:	All U. S. – Based Delta Employees
From:	Richard Anderson and Ed Bastian
Subject:	Delta and Northwest Merge: Making Our Delta a Stronger Delta

Today we announced that Delta and Northwest have reached an agreement to merge, creating America’s premier global airline.  The merger maintains each of the commitments we made to you in our February 26 memo regarding Delta’s terms for consolidation: the company is named Delta, headquartered in Atlanta; the seniority of our people is protected; the existing pension plans of our employees and retirees are maintained; the network is expanded; our plans for international growth are strengthened and accelerated; and, most importantly, there is even greater job security with more career opportunities for our people.

I will be the Chief Executive Officer and Ed will remain President and CFO.  Dan Carp, the Chairman of Delta, will be the Chairman of the Board of the combined company.  In addition to World Headquarters in Atlanta, the combined company will have executive offices in Minneapolis/St. Paul, New York, Amsterdam, Paris and Tokyo.

Together with the worldwide Northwest team, we will preserve a winning culture and spirit – the “Delta Difference” – that defines who we are.  We are pleased about what this transaction will mean for the people of Delta and Northwest, as employees will directly participate in the growth and future success of the combined company.  The transaction allows us to make the following additional commitments to our U.S.-based employees:

•
Non-pilot employees of Delta and Northwest will participate in the benefits of the combined airline by receiving a 4 percent equity stake in the new company upon closing.  The stock will be allocated based upon relative payrolls of the companies and your individual earnings.

•	Upon closing of the merger, Delta frontline employees will receive pay increases that will continue our progression toward industry-standard pay for all workgroups by the end of 2010.
•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.
•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.
•
Delta pilots will participate in the benefits of the combined airline through a new four-year agreement that facilitates the integration of the carriers and realization of the combined revenue synergies.  With respect to Northwest pilots, Delta is committed to use its best efforts to reach a combined Delta-Northwest pilot agreement, including resolution of pilot seniority integration, prior to the closing of the merger.

In the past, we have said that we were not interested in doing a deal for the sake of doing a deal.  Our need to respond to the pressures of dramatically rising fuel costs and a softening U. S. economy drove us to take a closer look at all options to strengthen our future.  In the last few weeks, five U. S. carriers have filed for bankruptcy, four of which are being liquidated.  We believe that consolidation in the airline industry is inevitable and we want to control our future.  Combining our companies creates an airline with the size, scale and global presence to weather economic downturns and compete long-term in the global marketplace.

We are beginning another chapter in Delta’s distinguished history, which has included the acquisition of four large airlines – Chicago and Southern in 1953, Northeast in 1972, Western in 1987 and PanAm in 1991.  These acquisitions define who we are today.

We wanted to be a first mover and choose the very best partner that would preserve the Delta culture and create a promising future for you.  Northwest is an ideal choice for Delta because it is an industry leader in key complementary international markets with employees who are committed to winning in the global marketplace.  As a combined carrier, we will be the #1 airline in the United States.  In addition, we will be the #1 U. S. carrier to Japan; #1 U. S. carrier across Europe; #1 U. S. carrier in Africa; #1 U. S. carrier in the Middle East and India; #2 U. S. carrier in Asia; and the #2 U. S. carrier in Latin America.

This merger also strengthens the SkyTeam alliance and secures its leadership position in an increasingly competitive global airline environment.  It ensures that the combined company will have the resources to speed product development and maximize the benefits of a larger network.

Combining Delta and Northwest will take time and a thoughtful integration plan.  It is expected that the regulatory review process will be completed later this year.  During this time, a detailed integration plan will be created by a committee made up of leaders and employees from both airlines.

It is the goal of Delta to harmonize the pay and benefits of all of the workgroups over time.  As a general rule, the non-union employees of Delta enjoy higher pay and benefits than their Northwest counterparts.  During the integration of the two carriers, Delta’s frontline, non-contract employees will continue to receive pay increases in keeping with Delta’s commitment to move frontline employees to industry-standard pay by the end of 2010.  Northwest’s contract frontline employees will continue to receive pay increases in accordance with their existing collective bargaining agreements.

Upon completion of the merger, the status of union representation among the various workgroups, along with the status of Northwest’s union contracts, will be resolved through the appropriate governmental processes.

We are committed to providing regular, timely updates and communications to answer your questions and keep you informed of each step in the process.  Check DeltaNet for details of upcoming employee events where you can learn more.

We believe the Delta-Northwest merger gives us the best opportunity to make “Our Delta a Stronger Delta.”  We have fought hard to save Delta from many challenges in the past – September 11th, bankruptcy, a hostile takeover attempt and the unprecedented rise in fuel prices.  We are confident that we will again show the world that Delta does business a different way and we will continue to do what is right for our employees, our customers, our shareholders and the communities we serve.

Thank you for everything you do.